FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 9, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

EURO DISNEY S.C.A.

Reports Annual Results for Fiscal Year 2004

•          Financial restructuring advances to memorandum of agreement providing resources for liquidity and future asset growth

•          2004 revenues stable despite challenging external environment

•          Positive EBITDA; operating cash flows

•          Net loss increased;  resumption of royalties and management fees; exceptional items

(Marne-la-Vallée, November 9, 2004), Euro Disney S.C.A., the operating company of Disneyland Resort Paris, reported today its consolidated financial results for the fiscal year ended September 30, 2004.

Revenues increased slightly to total € 1,048.0 million in fiscal year 2004, as increased spending by theme park visitors and hotel guests was mostly offset by lower hotel occupancy rates, as well as an anticipated decline in real estate development revenues.  Year-over-year attendance remained flat at 12.4 million.

The Group incurred an operating loss of € 23.9 million in fiscal year 2004, which was € 56.0 million below the € 32.1 million of pro-forma operating income recorded in the prior year (the pro-forma presentation reflects a change in accounting method that significantly affected the scope of consolidation in fiscal year 2004, as discussed below). The increased loss reflected a below inflation increase in certain operating costs and expenses and the resumption of accruals for royalties at full rates and management fees, following the waiver by The Walt Disney Company (“TWDC”) of royalties and management fees in the last three quarters of fiscal year 2003.  The increase in costs and expenses also reflected higher marketing and sales spending partially offset by reduced general and administrative expenses.  Net loss increased from € 58.3 million (on a pro-forma basis) in fiscal year 2003 to € 145.2 million in fiscal year 2004, as a result of the lower operating margin as well as significant exceptional items.

The Group generated € 124.6 million of operating cash flow in fiscal year 2004 despite the net loss, as a significant portion of the Group’s operating expenses consist of non-cash depreciation and amortisation charges.  In addition, the Group’s working capital requirements decreased as accrued royalties and management fees for fiscal year 2004 are not payable until fiscal year 2005 and accrued interest was deferred on the CDC loans for Walt Disney Studios.  Under the terms of the Memorandum of Agreement with TWDC and the Company’s lenders relating to the Group’s financial restructuring (the “MOA”), fiscal year 2004 royalties and management fees will be paid when the restructuring is implemented.

Change in Accounting Principle

Effective October 1, 2003 (the first day of fiscal year 2004), the Group adopted new accounting rules mandated by Article 133 of the Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of special purpose financing companies that are not legally controlled by the Group.  Under these new rules, the financing companies, from which the Group leases a substantial portion of its operating assets (the “Financing Companies”), have been included in the Group’s consolidated financial statements.  In the past, lease payments to the Financing Companies were expensed as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies.  As a result of the new consolidation rules, these operating assets are now consolidated, resulting in increased assets and borrowings.  The Group’s receivables from the Financing Companies have been eliminated in consolidation.  In addition, shareholders’ equity has been reduced, reflecting primarily depreciation charges (incurred prior to the implementation of the change in accounting principle), that exceeded the lease payments expensed for the same periods.  The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses, depreciation and interest expense, and reduced lease rental expense (consequently, the income statement line item formerly entitled “lease and net financial charges” has been renamed “net financial charges”).  The accounting change does not affect the legal structure, financial position or cash flows of the members of the consolidated group.  See Exhibit 5 for detail of the impact of the accounting change on the Group’s borrowings.

Operating Statistics

The following table provides information regarding the key operating indicators of the Group.

	Fiscal Year		Variation
	2004	2003	Amount	Percent
Theme Park guests (in millions) (1)	12.4	12.4	-	-
Theme Park spending per guest (2)(in €)	42.7	40.7	2.0	5%

Hotel occupancy rate (3)	80.5%	85.1%		(4.6 ppt )
Hotel total spending per room (4)(in €)	186.6	183.5	3.1	2%

(1)            Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)            Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)            Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)            Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Revenues

Revenues of the Group were generated from the following sources:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Change	Reported	Amount	%
Theme Parks	531.3	508.5	—	508.5	22.8	5%
Hotels and Disney Village	405.2	416.7	—	416.7	(11.5)	(3)%
Other	99.7	98.0	(0.7)	98.7	1.7	2%
Resort Segment	1 036.2	1 023.2	(0.7)	1 023.9	13.0	1%

Real Estate Segment	11.8	23.6	—	23.6	(11.8)	(50)%
Total Revenues	1 048.0	1 046.8	(0.7)	1 047.5	1.2	—

Theme park revenues increased 5 % to € 531.3 million from € 508.5 million in the prior year as a result of higher per guest spending, coupled with stable attendance.  The higher spending levels reflected three principal factors: an increase in average park admissions prices, the introduction of the “Park Hopper” ticket (which permits guests to visit both theme parks for a single price that is
€ 9 higher than the single park price) and the elimination of low season reduced admission pricing.  Merchandise and food and beverage revenues in the theme parks also increased primarily as a result of higher spending per guest.

Hotel and Disney Village revenues decreased 3 % to € 405.2 million from € 416.7 million in the prior year, reflecting the decrease in hotel occupancy due to increased competition from new on-site capacity at the hotels owned and operated by third parties.  These hotels are part of the Group’s overall development plan for the Disneyland Paris Resort, designed to increase overall hotel capacity to accommodate more visitors of the theme parks without requiring the Group itself to utilise capital to construct additional hotels.  However, due to the soft demand environment, these new hotels had an adverse effect on occupancy at the Group’s hotels, especially during off-peak periods.  The impact on revenues of the decline in occupancy was partially offset by a 2 % increase in average daily guest spending per room.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased over the pro-forma prior year by € 1.7 million to € 99.7 million, reflecting higher transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

Real Estate Development revenues decreased from the prior year, reflecting a planned reduction in development projects.  Real Estate Development revenues in fiscal year 2004 included primarily commercial and residential land sale transactions. In addition, revenues included ground lease income and fees for services provided to third-party developers that have signed contracts to either purchase or lease land on the Resort site for development. Given the successful completion of most of the additional hotel capacity projects in fiscal year 2003, the decrease reflected this planned reduction in development activity.

Costs and Expenses

Costs and expenses of the Group were composed of:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Change	Reported	Amount	%
Direct operating costs (1)	664.8	655.2	(15.7)	639.5	9.6	2%
Marketing and sales expenses	112.6	105.2	—	105.2	7.4	7%
General and administrative expenses	90.0	96.7	—	96.7	(6.7)	(7)%
Depreciation and amortisation	146.8	149.5	(83.9)	65.6	(2.7)	(2)%
Sub-total	1 014.2	1 006.6	(99.6)	907.0	7.6	1%

Royalties and management fees	57.7	8.1	—	8.1	49.6	612%
Total Costs and Expenses	1 071.9	1 014.7	(99.6)	915.1	57.2	6%

(1)              Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Costs and expenses for fiscal year 2004, before the impact of resumption of royalties and management fees, increased by 1%, below the reported French inflation rate of 1.48%(1).  Direct operating costs increased € 9.6 million from the pro-forma prior year primarily reflecting the impact of higher labour costs.  Marketing and sales expenses during fiscal year 2004 increased € 7.4 million, reflecting increased advertising during the second half of the fiscal year, associated largely with the promotion of the popular new show, The Legend of the Lion King.  General and administrative expenses incurred during fiscal year 2004 decreased € 6.7 million, reflecting decreased labour expenses.

(1)           Source : INSEE : Rate for all categories except tobacco (Sept 03 - Sept 04).

Royalties and management fees totalled € 57.7 million, € 49.6 million higher than the previous year, reflecting the October 1, 2003 (first day of fiscal year 2004) resumption of royalties at full rates and management fees subsequent to the waiver by TWDC of these fees for the last three quarters of fiscal year 2003.  In fiscal year 2004, royalties totalled € 47.2 million after reinstatement to full contractual rates (fiscal year 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring).  The fiscal year 2004 charge reflects the accrual of the royalties and management fees for the year, although payment is not due until 2005.

Operating Margin and EBITDA

The following table sets forth the Group’s operating margin by segment and EBITDA:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Change	Reported	Amount	%
Resort Segment	(25.6)	21.8	(100.3)	122.1	(47.4)	(217)%
Real Estate Segment	1.7	10.3	—	10.3	(8.6)	(84)%
Operating Margin (1)	(23.9)	32.1	(100.3)	132.4	(56.0)	(175)%

Depreciation and amortisation	146.8	149.5	83.9	65.6	(2.7)	(2)%

EBITDA (2)	122.9	181.6	(16.4)	198.0	(58.7)	(32)%
As a Percentage of Revenues	12%	17%	—	19%	-	(5 ppt )

(1)              Operating Margin represents Income (Loss) before net financial charges and exceptional items as presented in the Consolidated Income Statement.

(2)              EBITDA represents Operating Margin before depreciation and amortisation.

Because of the substantial increase in depreciation and amortisation charges resulting from the consolidation of the special purpose financing companies pursuant to the change in accounting principle described above, management has determined that EBITDA is a key metric to evaluate the performance of the Group’s business.  While management believes that EBITDA is a useful tool for evaluating performance, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for operating margin, net income or operating cash flow in evaluating the Group’s financial results.

EBITDA declined during fiscal year 2004 as a result of the lower operating margin in both the Resort and Real Estate operating segments.  The Resort Segment recorded an operating loss of € 25.6 million, reflecting a decrease of € 47.4 million from the pro-forma prior year performance, primarily reflecting increased royalties and management fees of € 49.6 million.   Real Estate Segment operating margin decreased € 8.6 million to € 1.7 million from € 10.3 million in the prior year, reflecting a planned reduction in development activities.

Net Financial Charges

Net financial charges were composed of:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-forma 2003
	Fiscal Year	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%
Lease rental expense	—	—	193.8	(193.8)	—	—
Financial income	2.8	3.8	(45.1)	48.9	(1.0)	(26)%
Financial expense	(108.5)	(115.0)	(59.6)	(55.4)	6.5	6%
Net Financial Charges	(105.7)	(111.2)	89.1	(200.3)	5.5	(5)%

Lease rental expense represents payments under financial lease arrangements with the consolidated Financing Companies and approximates the related debt service payments and operating expenses of such Financing Companies.  Upon consolidation of the Financing Companies (which occurred as of the beginning of fiscal year 2004, as described above), this expense is eliminated.

Financial income, before the consolidation of the Financing Companies, was principally composed of interest income earned on long-term loans provided to the Financing Companies and interest income on cash and short-term investments, as well as net impact arising from foreign currency transactions.  Since the consolidation of the Financing Companies, the interest income earned on the long-term loans to the Financing Companies is eliminated. Financial expense is principally composed of interest charges on the long-term borrowings of the Group and the net impact of interest rate hedging transactions.

Net financial charges decreased € 5.5 million to € 105.7 million in fiscal year 2004.  This decrease was primarily attributable to the impact of lower variable interest rates and related hedging costs, partially offset by the resumption of full interest charges following the end of the interest waiver provisions of the 1994 financial restructuring as of September 30, 2003.

Exceptional Income (Loss), net

The fiscal year 2004 exceptional loss of € 22.3 million primarily includes € 12.6 million of fees and expenses incurred in connection with the financial restructuring negotiations and a € 9.2 million loss related to the write-off of equipment within Visionarium, an attraction in Disneyland Park, which has been closed so that the building can house a new attraction expected to open in fiscal year 2006.

Exceptional income totalled € 11.9 million in fiscal year 2003.  The Group sold three apartment developments used to provide housing to employees within close proximity to the site.  The transaction generated € 34.1 million in net sale proceeds and a gain of  € 11.0 million.  The Group continues to operate the apartment developments under leases with the buyers, with the rental expense constituting part of the Group’s operating expenses.

Cash Flows

As of September 30, 2004, cash and short-term investments totalled € 131.4 million (including € 49.1 million of cash and short-term investments held by the Financing Companies that were consolidated as of the beginning of fiscal year 2004).  Cash and cash equivalents increased by € 36.7 million from the pro-forma prior year to € 131.3 million as of September 30, 2004. Specifically, this increase in cash and cash equivalents resulted from:

•	Cash Flows from Operating Activities	€124.6 million
•	Cash Flows used in Investing Activities	€(28.8) million
•	Cash Flows used in Financing Activities	€(59.1) million

Cash flows from operating activities remained stable compared to the pro-forma prior year, reflecting the impact of lower net income, which was offset by favourable changes in working capital items.

Cash flows used in investing activities totalled € 28.8 million reflecting capital investment expenditures.  Capital investment expenditures related primarily to developing and staging the new Legend of The Lion King stage show, which is presented several times daily on the Videopolis stage in Disneyland Park, improvements to the Halloween and Christmas festivals and various other improvements to the existing asset base.

Cash flows used in financing activities totalled € 59.1 million reflecting debt repayments of € 66.2 million, payments totalling € 15.4 million to increase the debt security deposit and fund financial restructuring costs, partially offset by € 22.5 million of additional drawings under the Group’s € 167.7 million line of credit facility with TWDC, thereby bringing the outstanding balance of the credit line as of September 30, 2004 to € 125.0 million.

Financial Restructuring

On September 30, 2004, the Company, its lenders and TWDC signed the MOA, which provides for a comprehensive restructuring of the Group’s financial obligations (the “Restructuring”).  The Restructuring is subject to definitive documentation, and will become fully effective upon the completion of the share capital increase described below.  If the share capital increase is not completed by March 31, 2005, the parties will have 30 days to negotiate an alternative arrangement.  Otherwise most of the provisions of the MOA will become null and void, and the Company would then, absent a waiver or new agreement, be unable to pay certain of its debt obligations.

Once implemented the Restructuring will:

•                  provide the Group with new cash resources, with a new €150.0 million credit line from TWDC and a share capital increase, through an equity rights offering, with gross proceeds of at least € 250.0 million (before deducting underwriting commissions and other costs);

•                  convert the Group’s existing credit line with TWDC (under which € 110 million will be outstanding when the Restructuring is implemented) into subordinated long-term debt;

•                  eliminate certain of the Group’s cash payment obligations in respect of its borrowings, and defer certain of the Group’s other  cash payment obligations in respect of its borrowings and royalty and management fee obligations, partially on an unconditional basis and partially on a conditional basis (based on the Group’s EBITDA, adjusted for certain items);

•                  increase the interest rate on approximately € 450 million of the Group’s debt by approximately 2 percentage points per annum;

•                  eliminate € 292.1 million of payments (plus € 16 million of interest) to Euro Disney Associés SCA (“EDA”), a TWDC affiliate, to exercise the Company’s option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities to EDA (TWDC will indirectly hold the remaining 18% of EDA) ; and

•                  allow the Group to implement a €240.0 million investment plan and to expend more each year on maintaining and improving the existing asset base.

The cash flow impact of the Restructuring is briefly summarised in Exhibit 6.

By reaching agreement on the Restructuring, the Group has the opportunity to pursue a strategy designed to attract new theme park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. The Company will be convening a combined extraordinary and ordinary general meeting on December 17, 2004 to approve, among other resolutions, the contribution agreement and subsequent modifications to the Company’s by–laws, the increase in shareholders equity via an equity rights offering, as well as the audited consolidated and statutory accounts.

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“The Company’s annual results reflect a flat attendance and revenue performance in another difficult year for the European travel and tourism industry, combined with an increase in the cost base mainly due to the resumption of royalties and management fees, as well as additional costs associated with the financial restructuring.

The Company has made significant progress for 2004.

•                  Euro Disney developed a long-term growth strategy designed to leverage the potential of first-time visitors based on an innovative European marketing and sales strategy.  The implementation of this strategy helped the Company generate revenue and attendance growth in the highly important fourth quarter, thanks to the launch of The Legend of the Lion King Show.

•                  Euro Disney has reached the important and necessary milestones to the completion of a successful financial restructuring.  This restructuring will be finalized upon completion of the equity rights offering and, once implemented, will provide both financial flexibility to the Company, as well as capital to invest in growth with the development of new attractions.

•                  Euro Disney has assembled a strong, experienced and international management team to implement our new growth strategy.

We remain committed to the future of Disneyland Resort Paris, the number one tourist destination in Europe.”

Corporate Communication

Investor Relations

Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : sandra.picard.rame@disney.com

Next Scheduled Release: First Quarter Revenues in January 2005

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

This press release is not an offer to sell or a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in the United States, France or any other jurisdiction. The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities to be offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

EXHIBIT 1

EURO DISNEY S.C.A. Group

Fiscal Year 2004 Results Announcement

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Change	Reported	Amount	%
Revenues	1 048.0	1 046.8	(0.7)	1 047.5	1.2	—
Costs and Expenses	(1 071.9)	(1 014.7)	(99.6)	(915.1)	(57.2)	(6)%
Income (Loss) before Financial Charges	(23.9)	32.1	(100.3)	132.4	(56.0)	(175)%
Net Financial Charges	(105.7)	(111.2)	89.1	(200.3)	5.5	5%
Loss before Exceptional Items	(129.6)	(79.1)	(11.2)	(67.9)	(50.5)	(64)%
Exceptional loss, net	(22.3)	12.0	0.1	11.9	(34.3)	(286)%
Minority interests	6.7	8.8	8.8	—	(2.1)	(24)%
Net Loss	(145.2)	(58.3)	(2.3)	(56.0)	(86.9)	(146)%

REVENUES BY SEGMENT AND BY QUARTER

	Fiscal year 2004			Fiscal Year 2003 Pro-forma			(FY 2004 vs Pro-forma FY 2003)
	Resort	Real Estate	Total	Resort	Real Estate	Total	Resort		Real Estate		Total
First quarter	258.4	3.8	262.2	256.9	3.6	260.5	1.5	1%	0.2	6%	1.7	1%
Second quarter	207.9	0.9	208.8	207.1	1.7	208.8	0.8	—	(0.8)	(47)%	—	—
Third quarter	263.0	2.1	265.1	268.2	6.8	275.0	(5.2)	(2)%	(4.7)	(69)%	(9.9)	(4)%
Fourth quarter	306.9	5.0	311.9	291.0	11.5	302.5	15.9	5%	(6.5)	(57)%	9.4	3%
Totals	1 036.2	11.8	1 048.0	1 023.2	23.6	1 046.8	13.0	1%	(11.8)	(50)%	1.2

EXHIBIT 2

EURO DISNEY S.C.A. Group

Fiscal Year 2004 Results Announcement

CONDENSED CONSOLIDATED BALANCE SHEETS

		September 2003			September 2004/ Pro-Forma 2003
	September	Pro-	Accounting	As-
(€ in millions)	2004	Forma	Changes	Reported	Amount

Tangible and Intangible assets	2,396.3	2,519.9	1,534.3	985.6	(123.6)

Financial Assets	115.3	104.5	(1,227.7)	1,332.2	10.8

Cash and Short-term Investments	131.4	94.7	48.6	46.1	36.7

Other Assets	174.0	171.7	7.1	164.6	2.3

Deferred Charges	59.6	63.6	8.5	55.1	(4.0)

Total Assets	2,876.6	2,954.4	370.8	2,583.6	(77.8)

Share Capital and Share Premium	1,246.4	1,093.9	—	1,093.9	152.5
Accumulated Deficit	(1,306.3)	(1,161.1)	(1,151.6)	(9.5)	(145.2)
Shareholders’ Equity (Deficit)	(59.9)	(67.2)	(1,151.6)	1,084.4	7.3

Minority Interests	339.6	(41.3)	(41.3)	—	380.9

Quasi-Equity	—	152.8	—	152.8	(152.8)

Provisions for Risks and Charges	98.2	120.1	—	120.1	(21.9)

Borrowings	2,052.8	2,448.4	1,580.9	867.5	(395.6)

Current Liabilities and Deferred Revenues	445.9	341.6	(17.2)	358.8	104.3

Total Shareholders’ Equity and Liabilities	2,876.6	2,954.4	370.8	2,583.6	(77.8)

EXHIBIT 3

EURO DISNEY S.C.A. Group

Fiscal Year 2004 Results Announcement

CONDENSED CASH FLOW STATEMENTS

	Fiscal	Fiscal Year 2003			Variation (2004 vs. Pro Forma 2003)
	Year	Pro-	Accounting	As-
(€ in millions)	2004	Forma	Changes	Reported	Amount	%

Cash Flows from Operating Activities	124.6	124.7	36.6	88.1	(0.1)	—

Proceeds from the sale of fixed assets	—	45.4	—	45.4	(45.4)	(100)%
Capital expenditures for tangible and intangible assets	(28.6)	(72.7)	0.2	(72.9)	44.1	61%
Other	(0.2)	(1.3)	—	(1.3)	1.1	85%
Cash Flows used in Investing Activities	(28.8)	(28.6)	0.2	(28.8)	(0.2)	—

Proceeds from new borrowings	22.5	40.0	—	40.0	(17.5)	(44)%
Repayments of borrowings	(66.2)	(51.6)	(36.6)	(15.0)	(14.6)	(28)%
(Increase) / Decrease in debt security deposit	(10.5)	(59.6)	—	(59.6)	49.1	82%
Restructuring costs	(4.9)	—	—	—	(4.9)	(100)%
Cash Flows from (used in) Financing Activities	(59.1)	(71.2)	(36.6)	(34.6)	12.1	17%

Change in cash and cash equivalents	36.7	24.9	0.2	24.7	11.8	47%
Cash and cash equivalents, beginning of period	94.6	69.7	48.4	21.3	24.9	36%
Cash and Cash Equivalents, end of period (1)	131.3	94.6	48.6	46.0	36.7	39%

		September 2003			Variation (2004 vs. Pro Forma 2003)
	September	Pro-	Accounting	As-
	2004	Forma	Change	Reported	Amount	%
Reconciliation to Balance Sheet:
Cash	10.6	11.2	—	11.2	(0.6)	(5)%
Short-term investments	120.8	83.5	48.6	34.9	37.3	45%
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	(0.1)	—	(0.1)	—	—
Cash and Cash Equivalents, end of period (1)	131.3	94.6	48.6	46.0	36.7	39%

(1)  Includes € 49.1 million and € 48.6 million of cash and short-term investments of the consolidated Financing Companies as of September 30, 2004 and 2003, respectively

EXHIBIT 4

EURO DISNEY S.C.A. Group

Fiscal Year 2004 Results Announcement

RECONCILIATION OF SHAREHOLDERS’ EQUITY

	Share Capital	Accumulated
(€ in millions)	Premium	Deficit	Totals
Balances at September 30, 2003, As-Reported	1,093.9	(9.5)	1,084.4

Cumulative effect of change in accounting principle	—	(1,151.6)	(1,151.6)

Conversion of ORAs and warrants	152.5	—	152.5

Net Loss Fiscal Year	—	(145.2)	(145.2)

Balances at September 30, 2004	1,246.4	(1,306.3)	(59.9)

EXHIBIT 5

THE GROUP’S BORROWINGS

The consolidation of the special purpose financing companies substantially increased the amount of borrowings recorded on the Group’s consolidated balance sheet as of September 30, 2004.  The following table shows the impact of the accounting change on the Group’s borrowings.

	As-Reported	Consolidate
	September	Financing	Fiscal Year 2004			September
(€ in millions)	2003	Companies	Increase	Decrease		2004
CDC Senior Loans	40.6	86.9	—	—		127.5
CDC Subordinated Loans	509.4	274.4	—	—		783.8
Credit Facility — Phase IA	114.1	263.7	—	(37.7)		340.1
Credit Facility — Phase IB	24.3	139.2	—	(13.0)		150.5
Partner Advances — Phase IA	—	304.9	—	—		304.9
Partner Advances — Phase IB	—	96.9	—	—		96.9
TWDC Loans	—	276.4	—	(259.1	)(1)	17.3
TWDC Line of Credit	102.5	—	22.5	—		125.0
Other loans	15.5	—	—	(15.5)		—
Sub-Total	806.4	1 442.4	22.5	(325.3)		1 946.0

Accrued Interest	61.1	138.5	93.7	(186.5	)(1)	106.8

Total Borrowings	867.5	1 580.9	116.2	(511.8)		2 052.8

(1)     Decreases represent the fiscal year 2004  conversion into equity capital of certain loans owned by EDA to TWDC, including € 125 million of accrued interest.

EXHIBIT 6

EURO DISNEY S.C.A. Group

Fiscal Year 2004 Results Announcement

SUMMARY OF CASH FLOW IMPACT OF RESTRUCTURING

(€ in millions)
Share Capital Increase (1)		250

Net Cash Savings:
EDA payments	292
Debt service waivers	30
Increased interest rates	(63)
		259

New Capital and Net Cash Savings		509

New Line of Credit	150
(available until 2010 at which time it will decrease to € 100)

Unconditional Deferrals (2)	600
(realised primarily over 6 years from fiscal year 2005 to 2010)

Maximum Conditional Deferrals (2)	406
(realised over 11 years from fiscal year 2005 to 2015)

Other Liquidity Provisions		1,156

(1)               Excludes underwriting commissions and other equity issuance costs, estimated at € 20 million.

(2)               Includes deferrals of debt service payments and royalties and management fees.

The following table shows the deferrals of debt service, royalty and management fee obligations that will take place through fiscal year 2009, separately identifying conditional and unconditional deferrals:

	Fiscal Year					Cumm	Thereafter
						5-Year
(€ in millions)	2005	2006	2007	2008	2009	Total	Deferrals	Repayments
Unconditional Deferrals	241	102	120	74	35	572	28	(600)
Max Conditional Deferrals	—	20	20	45	45	130	276	(406)
Max Potential Deferrals	241	122	140	119	80	702	304	(1,006)

The figures in the tables above are cash savings and deferrals to be realised over a period of 11 fiscal years, and represent the sum of each year’s savings or deferrals, without discounting.  Deferred amounts will remain obligations of the Group but will be paid at dates that are later than their currently scheduled dates.  Deferrals of interest, royalties and management fees will accrue as expenses in the Group’s consolidated income statement.  The figures in the table exclude the impact of increased interest expense and financial income that will be paid or received as a result of the deferral of principal payments, royalties and management fees.  A more detailed table will be provided in the report that will be published in connection with the upcoming shareholders’ meeting.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: November 9, 2004

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership